2128.



02005016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Uf 2-28-02

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8-17925

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED FEB 25 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Financial Sciences, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Milk Street, 2nd floor

(No. and Street)

Boston, MA 02109

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

yun Ying Chien, Operations Mgr. & Treasurer (617) 338-5700

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lewis and Associates, CPA

(Name — *if individual, state last, first, middle name*)

21 Woodward Ave. Boston, MA 02119

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 12 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Yun Ying Chien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Sciences, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Operations Mgr. & Treasurer

Title

Notary Public

WENDY HO
Notary Public, Massachusetts
My Commission Expires March 14, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL SCIENCES, INC
DECEMBER 31, 2001
INDEX


LEWIS
& ASSOCIATES, CPA
Accounting for Solutions

Financial Sciences, Inc.
21 Milk Street, 2nd floor
Boston, MA 02109

INDEPENDENT AUDITOR'S REPORT ON FINANCIAL STATEMENTS

I have audited the accompanying statement of financial condition of Financial Sciences, Inc. (the Company) as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the statements referred to above present fairly, in all material respects, the financial position of Financial Sciences, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sincerely,



Marilyn Lewis, CPA

Boston, Massachusetts
February 2002

P. O. Box 191742 Boston, MA 02119 • Tel. (617) 541-3343 • Fax (617) 541-3278 • E-mail: Cpastop@aol.com

FINANCIAL SCIENCES, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents		$ 29,335
Deposits with clearing organizations and others		97,917
Receivable from broker-dealers and clearing organizations		20,344
Securities owned:		
NASD Securities	72,100	
Other Securities	830,351	
		902,451
I/T Receivables		113,329
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation $3,242		6,619
Deferred Income Taxes (note 8)		343,225
		$ 1,513,220

LIABILITIES AND STOCKHOLDERS EQUITY

Liabilities:	
Payable-Margin Account	48,417
Other Payable	97
	48,514
Stockholders' equity:	
Common stock, par value $30, 5000 shares issued	150,000
Additional paid-in capital	550,775
Retained earnings	763,931
Total stockholders equity	1,464,706
	$ 1,513,220

The accompanying notes are an integral part of these financial statements

FINANCIAL SCIENCES, INC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:		
Commissions		
Securities listed on an exchange	$ 72,929	
Listed option transactions	116,942	
Sale of investment company shares	2,964	
Other income less rebates of $ 16612	219,764	
		$ 412,599
Interest and Dividends		5,044
Net losses on firm securities trading account		(908,309)
		(490,666)
EXPENSES:		
Employee compensation and benefits		116,952
Floor brokerage and commissions		83,981
Communications and data processing		32,762
Regulatory and registration cost		5,918
Occupancy		50,314
Other expenses		9,238
		299,165
Income before income taxes		(789,831)
Provision for Income taxes		37,937
Deferred Income Taxes		(377,985)
Tax benefit from carryback of losses		(22,275)
		(362,323)
Net loss		$ (427,508)
Earnings per Share of Common Stock		$ (85.50)

The accompanying notes are an integral part of these financial statements

FINANCIAL SCIENCES, INC.
STATEMENT OF CHANGES IN STOCKHLODERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Capital Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balances at January 1, 2001	5000	$ 150,000	$ 550,775	$ 1,191,439	$ 1,892,214
Net Income				(427,508)	(427,508)
Balances at December 31, 2001	5000	$ 150,000	$ 550,775	$ 763,931	$ 1,464,706

The accompanying notes are an integral part of these financial statements

FINANCIAL SCIENCES, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows from Operating Activities		
Net Income:		$ (427,508)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	3,242	
Change in deferred taxes	(377,995)	
Unrealized Gains-Securities	963,776	
(Increase) Decrease in Income Tax Receivable	(113,328)	
(Increase) Decrease in Clearance Account	(3,324)	
(Increase) Decrease in Commissions Receivable:	40,830	
(Increase) Decrease in Other Receivable:	72,226	
Increase (Decrease) in Income Tax Payable	(122,488)	
Increase (Decrease) in Other Payables	48,514	
Total Adjustments		511,453
Net cash used by operating activities		83,945
Cash Flows from Investing Activities		
Purchase of Securities	(72,100)	
Net cash used by investing activities		(72,100)
Increase in cash		11,845
Cash at beginning of the year		17,490
Cash at end of the year		$ 29,335

Supplemental cash flow disclosures:

Income tax payments $252,488

The accompanying notes are an integral part of these financial statements

FINANCIAL SCIENCES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1-Organization and Nature of Business

The company, a securities broker/dealer servicing the general public, is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Massachusetts corporation organized in 1974.

NOTE 2-Significant Accounting Policies

a. Basis of Presentation

The financial statements, which include the accounts of the company, are prepared on the accrual basis. The Company is engaged in a single line of business as a securities broker-dealer.
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b. Securities Transactions

Proprietary securities transactions settlement in regular-way trades are recorded on the settlement day. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expense reported on a trade date basis.
Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded on the statement of financial condition
Marketable securities are valued at market value.

c. Commissions

Commissions and related clearinghouse expenses are recorded on a settlement-date basis as securities transactions occur.

d. Income Taxes

The Company has included a provision for income taxes and is calculated based on current tax laws and rates.

e. Depreciation

Office Equipment is stated at cost, maintenance and repairs are charged to operations. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which are as follows:

Office Equipment 5-7 years

Depreciation expense was $3,272 for the year ended December 31, 2001.

f. Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

NOTE 3-Cash and cash Equivalents

Cash and cash equivalents stated in the Statement of Cash Flows consists of the operating cash.

NOTE 4-Receivables to Broker-Dealers

Commissions receivables from clearing organizations at December 31, 2001 are $ 20,344. No allowance has been provided on accounts receivable because management believes all amounts are collectible.

FINANCIAL SCIENCES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 5-Securities Owned

Marketable securities owned at December 31, 2001 consist of the following:

NASD Stock	$ 72,100
Corporate Stocks and Options	$ 830,351
	$ 902,451

NOTE 6-Capital Stock

Capital Stock is detailed as follows:
Common stock-Par value $30 per share
Authorized: 11,250 shares
Issued and outstanding: 5000 shares

NOTE 7-Equipment and Improvements

These accounts are detailed as follows:

Office Equipment	$ 3971
Leasehold Improvements	24,480
	28,451
Accumulated Depreciation	(21,832)
Net Value	$ 6,619

NOTE 8- Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets that will result in taxable amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. An allowance is provided if it is more likely than not that the company will not realize the benefits of a deferred asset. As of December 31, 2001 a valuation allowance has not been provided against the deferred tax asset.

Income tax expense at December 31, 2001 is made up of the following components.

	2001
Current federal income tax expense	$ 21,879
Current state income tax expense	$ 16,058
Tax Benefit from carryback	$ (22,275)
Deferred income taxes	$ (377,985)
Income Tax Benefit	$ (362,323)

The current federal and state income tax expense differs from the expense that would result from applying statutory rates to income before income taxes because of the gain on the sale of investment differences for book and tax purposes in the year ending December 31, 2001.

FINANCIAL SCIENCES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 8- Income taxes (continued)

Net deferred tax assets consisted of the following at December 31, 2001:

	ASSET	LIABILITY	NET
Federal	$12,364	($244,829)	($232,465)
State	($8,878)	($101,882)	($110,760)
Total	$ 3,486	($346,711)	($343,225)

NOTE 9- Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 10-Concentrarions of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 11-Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (sec RULE 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the company had net capital of $799,375, which was $66,375 excess of its required net capital of $ 100,000. The company's net capital ratio was 7%.
Computation of Net Capital includes an Undue Concentration in the amount of $ 19,154.
Net capital as reported in the Company's unaudited Form X-17a-5 as of December 31, 2001 does not differ materially from net capital as stated in this report.

NOTE 12- Operating Lease
The Company operates its facilities under an operating lease agreement with an unrelated party. The base rent is $ 3,650.00 per month.

NOTE 13-Earnings per Share

Earnings per share of common stock were computed by dividing net income by the weighted average number of common shares outstanding for the year (5000 shares).


LEWIS
& ASSOCIATES, CPA
Accounting for Solutions

Financial Sciences, Inc.
21 Milk Street, 2nd floor
Boston, MA 02109

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

I have audited the accompanying financial statements of Financial Sciences, Inc. (the Company) as of and for the year ended December 31, 2001, and have issued my report thereon dated February 2001. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5nderthe Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

Sincerely,



Marilyn Lewis, CPA

Boston, Massachusetts
February 2001

P. O. Box 191742 Boston, MA 02119 • Tel. (617) 541-3343 • Fax (617) 541-3278 • E-mail: Cpastop@aol.com

FINANCIAL SCIENCES, INC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

SCHEDULE I

NETCAPITAL

Total Stockholders' Equity		$ 1,464,706
Deductions:		
Furniture, equipment, and leasehold improvements, net	6,619	
Other Receivables	114,745	
Total deductions		121,364
Net capital before haircuts on securities		1,343,342
Haircuts on securities;		
Stock and warrants	124,553	
Undue concentrations	19,154	
Total haircuts		143,707
Net capital		$ 1,199,635
Aggregate Indebtedness		
Other accounts payable and accrued expenses		$ 83,283
Total aggregate indebtedness		$ 83,283
Computation of basic net capital requirement		
Minimum net capital required		$ 5,546
Minimum dollar requirement		100,000
Net capital requirement		$ 100,000
Excess net capital		$ 1,099,635
Excess net capital @ 1000% (net of 10% aggregate indebtedness)		$ 1,191,307
Ratio: Aggregate indebtedness to net capital		7%


EWIS
& ASSOCIATES, CPA
Accounting for Solutions

Financial Sciences, Inc.
21 Milk Street, 2nd floor
Boston, MA 02109

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

In planning and performing my audit of the financial statements of Financial Sciences, Inc. (The "Company") for year ended December 31, 2001, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Financial Sciences, Inc. that I consider relevant to the objectives stated in rule 17a-5(g);(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13;(3) in complying with the requirements for the prompt payment for securities under Section 8 of regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of internal control structure policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

P. O. Box 191742 Boston, MA 02119 • Tel. (617) 541-3343 • Fax (617) 541-3278 • E-mail: Cpastop@aol.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of the changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce, to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that that Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC,
NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Sincerely,



Marilyn Lewis, CPA

Boston, Massachusetts
February 2002